SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17008806

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CMZ TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1702 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles Mavlee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CMZ Trading, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

February 24, 2017

Kathy R. Thomas
Notary Public

KATHY R. THOMAS
Notary Public - Arizona
Maricopa County
My Comm. Expires Mar 16, 2018

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMZ Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2016

(Filed pursuant to SEC Rule 17a-5)

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2016

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CMZ Trading, LLC

We have audited the accompanying statement of financial condition of CMZ Trading, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of CMZ Trading, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CMZ Trading, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February, 24, 2017

CMZ Trading, LLC
Statement of Financial Condition
as of December 31, 2016

Assets		
Cash and cash equivalents	$	144,686
Marketable securities		
Equities at fair value		0
Options at fair value		19,451,758
Total securities owned at fair value		19,451,758
Due from Clearing Firm		13,296,045
Open Trade Equity Futures		214,337
CME Stock pledge at market value		2,307,809
Exchange memberships (at costs)		3,421,000
Fixed assets net of depreciation		0
Accounts Receivable		326
CME Dividend Receivable		65,023
Preferred stock		10,187
Lease deposit		4,394
Prepaid Expense		16,205
Total assets	$	38,931,770
Liabilities		
Securities sold, not yet purchased at fair value		2,303,770
Short options at fair value		23,690,922
Total positions sold, not yet purchased at fair value		25,994,692
Dividend payable		64,909
Accrued expenses payable		72,254
Total liabilities		26,131,855
Member equity		12,799,915
Total liabilities and members' equity	$	38,931,770

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2016

NOTE 1 **Organization**

CMZ Trading, LLC (The "Company") was organized under Limited Liability Company Act of Illinois January 21, 2003. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **CMZ Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 **Significant Accounting Policies**

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.
Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.
Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.
Stock and memberships in exchanges: The Company's stock and memberships in exchanges owned, which represent ownership interests in exchanges and provide the right to conduct business on such exchanges, are recorded at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2016.

Stock in exchanges not held for operating purposes is carried at fair value and is included in securities owned in the statement of financial condition. Gains and losses on stock and memberships in exchanges are computed based upon specific identification.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2016.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment

NOTE 3 Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,187 in a preferred interest in Goldman Sachs Execution and Clearing, LLC. (GSEC) The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,187.

NOTE 4 Fair Value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.

Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yield curves, are observed from actively quoted markets.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value	**Level 1**
Options & Derivatives	19,451,758
Due from broker dealer	13,296,045
Open Trade Equity Futures	214,337
CME Stock Pledge	2,307,809
Total at Fair Value	$ 35,269,950
Liabilities at Fair Value	**Level 1**
Securities sold, not yet purchased	2,303,770
Options sold, not yet purchased	23,690,922
Total at Fair Value	$ 25,994,692

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016 the Company had net capital of $5,877,328, which was $5,777,328 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 6 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. Ali derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.
These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

NOTE 7 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2016 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Derivate	Asset	Notional	Liability	Notional
	FMV	Value Long	FMV	Value Short
Long Equity Options	$19,451,758	$1,862,592,180		
Equity Options sold, not yet purchased			$23,690,922	$2,176,579,048
Open trade Equity Futures	$214,337	$102,628,790.30		$13,013,747.00

NOTE 8 Due to/from Broker-Dealers

Receivables from broker-dealers as of December 31, 2016 consist of the following:

Broker-dealer	$13,296,045

The amount receivable from/ payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2016, substantially all assets of the Company are deposited with the clearing broker.

Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 9 Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

NOTE 10 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions. It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 11 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 12 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 13 Subsequent events

Management has evaluated subsequent events through February 24, 2017, the date the financial statements were issued.

NOTE 14 Exchange memberships

The Company owns Memberships with the following exchanges: Chicago Board of Trade (CBOT) Commodity Option Membership, Chicago Mercantile Exchange (CME) Index and Option Market membership and Chicago Board Option Exchange. Memberships are carried at cost.

NOTE 15 Pledged stock

Pursuant to the Chicago Mercantile Exchange rule 902 certain assigned Class A shares and memberships are pledged to the Exchange as security for clearing member's obligations. Assigned shares and memberships may be sold by the Exchange in the event of insolvency or a clearing member. The proceeds of such sale will be used to fulfill the obligations of the member.

At December 31, 2016, these securities carried at estimated fair values consist of the following: CME

Group Class A	20,007 Shares pledged to Exchange
Fair value of Stock pledged	$2,307,809